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                                                                     EXHIBIT 8.1


May 10, 2002



Mobility Electronics, Inc.
7955 East Redfield Road
Scottsdale, Arizona 85260


Gentlemen:

We have acted as counsel to Mobility Electronics, Inc., a Delaware corporation ("Parent") in connection with the proposed merger (the "Merger") of iGO Corporation, a Delaware corporation ("Company") into IGOC Acquisition, Inc., a Delaware corporation ("Sub") pursuant to the terms of that certain Plan and Agreement of Merger entered into among Parent, Company and Sub dated March 23, 2002. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.

In rendering this opinion we have examined such documents as we have deemed relevant or necessary, including without limitation, the Merger Agreement. In our examination, we have assumed the genuineness of all signatures, the due execution and delivery of all documents, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or copies, and the authenticity of the originals of such copies.

As to factual matters, in rendering this opinion, we have relied solely on and have assumed the present and continuing truth and accuracy of (i) the factual representations and warranties contained in the Merger Agreement and related documents and agreements, and (ii) factual representations from the Parent and the Company contained in certain Certificates of Representation, copies of which will be made available to you upon request. The initial and continuing truth and accuracy of all such factual matters constitutes an integral basis for, and a material condition to, this opinion.

In rendering this opinion we have assumed that for purposes of determining whether continuity of interest exists in the Merger the value of the Parent common stock to be issued in connection with the Merger is $1.58 per share, which was the closing price on April 22, 2002. We have also assumed that the Hold-Back Amount is valued at $1,790,000 which represents a value of $1.58 per share of Parent common stock included in the Hold-Back Amount. We are not aware of any valuation opinions pertaining to the Hold-Back Amount.

We are unable to express an opinion that continuity of interest exists in the Merger. Continuity of interest exists if a substantial part of the value of the equity interests in the Company is exchanged for equity interests in the Parent.



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Although there is no controlling authority as to the treatment of the Hold-Back
Amount for purposes of determining continuity of interest, we believe that the Hold-Back Amount will not count towards satisfaction of continuity of interest. This is because, pursuant to the Merger Agreement, whether stock or cash is distributed from the Hold-Back Amount will be determined by the Representative Stockholder. This provision does not meet the ruling guidelines set forth in Rev. Proc. 84-42 in that the formula for calculating the number of shares, if any, to be issued from the Hold-Back Amount is not objective and reasonably ascertainable. Moreover, if less than an entire Hold-Back Amount is disbursed, the Representative Stockholder would effectively have the choice between cash or stock. In issuing this opinion we have relied upon the assumption that the Hold-Back Amount has a fair market value of $1,790,000 and that for purposes of determining continuity of interest the full amount should be included as non-stock consideration in the determination. Although, we are not aware of a controlling authority recognizing the treatment of contingent stock in determining the existence of continuity of interest, we believe that it is appropriate to consider the contingent property as having some value which for purposes of this opinion we are assuming is $1,790,000 and is non-stock consideration. Based upon the assumptions described above, the percentage of equity in the Company exchanged for stock in the Parent is approximately 37%. We do not believe that this percentage is sufficient to establish continuity of interest in the Merger.

In Rev. Rul. 69-6, 1969-1 C.B. 104 the Internal Revenue Service (the "Service") recognized that a merger of a state chartered stock savings and loan association into a federally chartered non-stock savings and loan association did not constitute a reorganization because the target shareholders would receive withdrawal amounts equal to the fair market value of the stock surrendered. Accordingly, continuity of interest was not present even though the withdrawal amounts had some attributes of proprietary interests. The Service recognized that the merger would be treated as the sale of all assets of the state chartered association to the federal association upon which gain or loss would be recognized by the state association and the withdrawable share accounts received by the target shareholders would be treated as received in exchange for their stock in the target. In issuing this ruling the Service relied upon Treas. Reg. Section 1.368-1(b) which states in part "a sale is nevertheless to be treated as a sale even though the mechanics of a reorganization have been set up."

Subject to the qualifications, assumptions, conditions and discussion stated above, we are of the opinion that more likely than not the Merger will not be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Based upon the holding in Rev. Rul. 6.9-6 more likely than not the Merger will be treated as a taxable sale of the assets of the Company in exchange for the shares of common stock of Parent and cash delivered in connection with the Merger and the assumption of the Company's liabilities (the "Merger Consideration") followed by the liquidation of the Company, with the stock and cash received in the Merger distributed to the shareholders of the Company. Under this characterization of the transaction, the Company would recognize taxable income to the extent of the fair market value of the Merger Consideration over its adjusted tax basis in its assets. As a result of the Merger, the Surviving Corporation would assume the obligation for any federal income taxes. Each Company shareholder would recognize taxable gain or loss to the extent of the fair market value of the Merger Consideration received by it over its adjusted basis in its Company stock. The basis of each Company shareholder in its Parent common stock received in the Merger, will be the fair market value of the Parent common stock at the date of distribution. The Parent shareholders will not recognize gain or loss as a result of the Merger.



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To the extent there are distributions from the Hold-Back Amount a portion of the amount distributed will be considered interest. The portion of the Hold-Back Amount allocated to interest will be the fair market value of property distributed from the Hold-Back Amount discounted to the Effective Date using the short term applicable federal rate at the time of the Merger, compounded annually.

This opinion is based on the Code, the Income Tax Regulations promulgated thereunder, judicial decisions and administrative pronouncements of the Service, all as in effect on the date of this opinion and all of which are subject to change at any time, possibly retroactively. We undertake no obligation to you or any other person to give notice of any such change. This opinion is limited strictly to the matters expressly stated herein and no other opinion may be implied or inferred beyond such matters. This opinion represents only our best legal judgment and is not binding on the Internal Revenue Service or the courts.

This opinion is provided to you solely for use in connection with a registration statement on Form S-4 to be filed by you with the Securities and Exchange Commission. We hereby consent to the filing of this opinion as an exhibit to such registration statement. This opinion shall not otherwise be quoted or referred to in whole or in part in any report or document nor furnished to any other person or entity other than your counsel or your employees, except with our prior written consent or in response to a valid subpoena or other lawful process.

                                        Very truly yours,



                                        JACKSON WALKER, LLP



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